UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIODES INCORPORATED
(Name of Subject Company (Issuer) and Filing Persons (Issuer))
2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)
254543AA9
(CUSIP Number of Class of Securities)
Richard D. White
Chief Financial Officer
Diodes Incorporated
4949 Hedgcoxe Road, Suite 200
Plano, Texas 75024
Telephone: (972) 987-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
John Mullan, Esq.
Sheppard, Mullin, Richter & Hampton, LLP
333 South Hope Street
43rd Floor
Los Angeles, California 90071
Telephone: (213) 617-5475

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$134.3 million	$15,592.23

(1)	Estimated solely for purposes of determining the filing fee. The purchase price of the 2.25% Convertible Senior Notes due 2026 (the “Securities”) is $1,000 per $1,000 principal amount outstanding. As of August 29, 2011, there was $134.3 million in aggregate principal amount of Securities outstanding, resulting in maximum aggregate purchase price of $134.3 million.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable.

Form or Registration No.:	Not Applicable.	Date filed:	Not Applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT
Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of October 12, 2006 (the “Indenture”), between Diodes Incorporated, a Delaware corporation (the “Company”), and Union Bank, N.A. (formerly, Union Bank of California, N.A.), as trustee (the “Trustee”), relating to the Company’s 2.25% Convertible Senior Notes due 2026 (the “Securities”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Securities to sell, and the obligation of the Company to purchase, the Securities as set forth in the notice of the Company to the Holders of the Securities, dated September 1, 2011 (the “Option Purchase Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Option Purchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Notice and Option Materials”).
This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
     The Company is the issuer of the Securities and is obligated to purchase all of the Securities validly surrendered by the Holders under the terms and subject to the conditions set forth in the Indenture, the Securities and the Notice and Option Materials. The Securities are convertible into shares of common stock, par value $0.66 2/3 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its principal executive offices at 4949 Hedgcoxe Road, Suite 200, Plano, Texas 75024, and the telephone number is (972) 987-3900. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Notice and Option Materials (Exhibit 99(a)(1) hereto) is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
     (a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Securities and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
     (b) Not applicable.
Item 11. Additional Information.
     (a) Not Applicable.
     (b) Not Applicable.
Item 12. Exhibits.
(a)(1) *	Option Purchase Notice to Holders of 2.25% Convertible Senior Notes due 2026, dated September 1, 2011.

(b)	Not Applicable.

(d)	Indenture, dated as of October 12, 2006, between the Company and the Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (Registration No. 333-137803) filed with the Securities and Exchange Commission on October 4, 2006).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith
Item 13. Information Required by Schedule 13E-3.
(a)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

DIODES INCORPORATED
By	/s/ Richard D. White
Richard D. White,
Chief Financial Officer

September 1, 2011

INDEX TO EXHIBITS

Exhibit
Number	Description
99(a)(1) *	Option Purchase Notice to Holders of 2.25% Convertible Senior Notes due 2026, dated September 1, 2011.

99(d)	Indenture, dated as of October 12, 2006, between the Company and the Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (Registration No. 333-137803) filed with the Securities and Exchange Commission on October 4, 2006).

*	Filed herewith